Filed by Fidelity National Financial, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: LandAmerica Financial Group, Inc.
Commission File No. 001-13990
FNF LFG Acquisition Conference Call Script — Bill
     We are excited to announce the signing of a definitive merger under which FNF will acquire LandAmerica. Under the terms of the merger agreement, LFG shareholders will receive 0.993 shares of FNF common stock for each share of LFG common stock. We have always had great respect for LandAmerica and we are confident that the combination of our two companies will create the strongest and most financially sound title insurer in the country, with an unrivaled geographic and commercial footprint.
     The transaction has been structured to reduce the combined debt of LFG and FNF by approximately $250 million prior to the closing of the merger agreement. This will be accomplished by FNF’s title insurance subsidiaries providing liquidity equal to the statutory book value of LFG’s two primary title insurance subsidiaries, Commonwealth and Lawyers, immediately prior to the closing of the merger agreement. These proceeds will be used to repay outstanding indebtedness under LFG’s revolving credit facility and private placement senior notes and, potentially, existing FNF debt. As a result, FNF anticipates no material change from its current debt to total capitalization ratio of approximately 30%.
     The transaction is subject to certain closing conditions, including LFG shareholder approval, antitrust and state regulatory approvals, the divestiture of Centennial Bank by LFG and the satisfaction of other customary closing conditions. The merger agreement also provides a due diligence contingency for FNF that expires on November 21, 2008, during which time FNF will conduct due diligence procedures on LFG’s operations and financial condition. Theodore L. Chandler, Jr., LFG’s Chairman and CEO, will join the FNF Board of Directors as Vice Chairman after the closing of the transaction.
     In connection with the signing of the merger agreement, Chicago Title, a subsidiary of FNF, has agreed to provide a $30 million stand-by secured credit facility as a means of potential additional liquidity for LFG. The credit facility cannot be drawn upon until the expiration of FNF’s due diligence contingency and will bear interest at a rate of LIBOR + 400 basis points. Any advancement under this facility will be secured by approximately $155 million par value of auction rate securities held by LFG.
     Our preliminary estimate, which must be confirmed during our due diligence period, is that we will realize at least $150 million in operational cost synergies throughout the combined operations, including the areas of corporate and administrative overhead, direct and agency operations and claims management and processing.

     Based on the Demotech Performance of Title Insurance Companies 2008 Edition, the combined company had pro forma 2007 market share of 46.3 percent. The pro forma combined investment portfolio and reserve for claim losses were approximately $5.5 billion and $2.6 billion, respectively, as of September 30, 2008. Pro forma revenue for the nine months ended September 30, 2008 was approximately $5.3 billion.
     This merger is a tremendous opportunity for FNF and one that we are confident will create significant long-term value for our shareholders. Let me now turn the call back to our operator to allow for any questions.

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